As filed with the Securities and Exchange Commission on January 16, 2003

Registration No. 333-97285

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

PRE-EFFECTIVE AMENDMENT NO. 1 TO FORM S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

CONEXANT SYSTEMS, INC.
(Exact name of registrant as specified in its charter)

Delaware (State or jurisdiction of incorporation or organization)	25-1799439 (I.R.S. Employer Identification No.)

4311 Jamboree Road
Newport Beach, California 92660-3095
(949) 483-4600
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Dennis E. O’Reilly, Esq.
Senior Vice President, General Counsel and Secretary
Conexant Systems, Inc.
4311 Jamboree Road
Newport Beach, California 92660-3095
(949) 483-4600
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Carl R. Sanchez, Esq.
Cooley Godward LLP
4401 Eastgate Mall
San Diego, California 92121-9109
Tel: (858) 550-6000
Fax: (858) 550-6420

Approximate date of commencement of proposed sale to the public:
From time to time after this Registration Statement becomes effective.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [   ]

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 (the Securities Act), as amended, other than securities offered in connection with dividend or interest reinvestment plans, check the following box. [X]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [   ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [   ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [   ]

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

PROSPECTUS

1,250,000 Shares

Conexant Systems, Inc.

Common Stock

We are registering 1,250,000 shares of our common stock for resale by iCompression, Inc. (iCompression). We issued these shares in connection with an acquisition of certain assets of iCompression. The prices at which iCompression may sell its Conexant shares will be determined by the prevailing market price for the shares or the price in privately negotiated transactions. We will not receive any of the proceeds from the sale of the shares by iCompression. Our common stock is listed on the Nasdaq National Market under the symbol “CNXT”. The closing sale price of our common stock, as reported on the Nasdaq National Market on January 14, 2003, was $1.82 per share.

INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. SEE RISK FACTORS, BEGINNING ON PAGE 7.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is January 16, 2003.

The information in this prospectus is not complete and may be changed. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted. These securities may not be sold until the registration statement (of which this prospectus is a part) is filed with the Securities and Exchange Commission and has become effective.

WHERE YOU CAN GET MORE INFORMATION
FORWARD-LOOKING STATEMENTS
CONEXANT SYSTEMS, INC.
RISK FACTORS
USE OF PROCEEDS
SELLING STOCKHOLDER
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
Item 14. Other expenses of issuance and distribution.
Item 15. Liability and Indemnification of Directors and Officers.
Item 16. Exhibits.
Item 17. Undertakings.
SIGNATURES
INDEX TO EXHIBITS
EXHIBIT 23.1

You should rely only on the information contained or incorporated by reference into this prospectus or any related prospectus supplement. We have not, and iCompression has not, authorized anyone to provide you with different information. We are not, and iCompression is not, making an offer of the shares of common stock to be sold under this prospectus in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus or any related prospectus supplement is accurate as of any date other than the date on the front cover of this prospectus or the related prospectus supplement, or that the information contained in any document incorporated by reference is accurate as of any date other than the date of the document incorporated by reference.

WHERE YOU CAN GET MORE INFORMATION

We are a reporting company and file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy these reports, proxy statements and other information at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference rooms. Our SEC filings are also available at the SEC’s web site at http://www.sec.gov.

The SEC allows us to incorporate by reference information that we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. Any such information so modified or superseded shall not constitute a part of this Registration Statement, except as so modified or superseded. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 (the Exchange Act), as amended until the offering of securities by this prospectus is completed:

•	Annual Report on Form 10-K for the fiscal year ended September 30, 2002; and

•	The description of our common stock contained in Item 11 of our Registration Statement on Form 10, as amended (File No. 000-24923), dated December 1, 1998, as amended by Part II, Item 2 of our Quarterly Report on Form 10-Q for the quarter ended December 31, 1999.

You may request a copy of these filings at no cost, by writing or telephoning us at the following address or telephone number:

Conexant Systems, Inc.
4311 Jamboree Road
Newport Beach, California 92660-3095
Attn: Investor Relations
(949) 483-2601

FORWARD-LOOKING STATEMENTS

This prospectus, including the documents that we incorporate by reference, contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Any statements about our expectations, beliefs, plans, objectives, assumptions or future events or performance are not historical facts and may be forward-looking. These statements are often, but not always, made through the use of words or phrases such as anticipate, estimate, plans, projects, continuing, ongoing, expects, management believes, we believe, we intend and similar words or phrases. Accordingly, these statements involve estimates, assumptions and uncertainties which could cause actual results to differ materially from those expressed in them. Any forward-looking statements are qualified in their entirety by reference to the factors discussed in this prospectus or incorporated by reference.

Because the factors discussed in this prospectus or incorporated by reference could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements made by us or on behalf of the company, you should not place undue reliance on any such forward-looking statements. Further, any forward-looking statement speaks only as of the date on which it is made, and we undertake no obligation to update any forward-looking statement or statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict which factors will arise. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

CONEXANT SYSTEMS, INC.

Overview

We design, develop and sell semiconductor system solutions for communications applications. Our expertise in mixed-signal processing allows us to deliver integrated systems and semiconductor products which facilitate communications worldwide through wireline voice and data communications networks and emerging cable, satellite and fixed wireless broadband communications networks. We operate in two business segments: our Broadband Communications business and Mindspeed Technologies™, our Internet infrastructure business.

Our Broadband Communications business designs, develops and sells semiconductor system solutions that connect personal communications access products such as set-top boxes, residential gateways, personal computers (PCs) and game consoles to voice, video and data services over broadband connections, including asynchronous DSL (ADSL), cable and direct broadcast satellite systems. The Broadband Communications business also includes our foundation analog dial-up access portfolio, including PC data and fax modems, and our broadcast video encoder and decoder product family.

Our Mindspeed Technologies business designs, develops and sells semiconductor networking solutions for communications applications that extend from the edge of the Internet and throughout linked metropolitan area networks. We provide network infrastructure OEMs a broad portfolio of advanced semiconductor networking solutions, ranging from physical-layer devices to higher-layer network processors, for their access and transport equipment. Our products can be classified into three focused product families: multiservice access products, T/E carrier products and asynchronous transfer mode (ATM) network processing solutions. Multiservice access products include voiceband processor solutions designed to support multiple voice and data services across wireline and wireless networks and are found in a variety of network access equipment, such as remote access concentrators, voice and media gateways, integrated access devices, private branch exchanges, digital loop carriers and wireless base stations. Our T/E carrier and ATM network processor products support both wide area network (WAN) access and transport applications. Our T/E carrier and ATM product portfolios are complemented by DSL and serializer/deserializer (SerDes) transceivers, crosspoint switches, clock and data recovery devices (CDRs), switch fabrics and physical media dependent devices supporting synchronous optical networking/synchronous digital hierarchy (SONET/SDH) and gigabit Ethernet/Fibre Channel digital transmission standards. These access and transport solutions are used in a variety of network equipment, including high-speed routers, ATM switches, optical switches, add-drop multiplexers, digital cross-connect systems, DSL access multiplexers, storage area servers and routers and dense wave division multiplexer equipment.

We market and sell our semiconductor products and system solutions directly to leading OEMs of communication electronics products. We also sell to OEMs of communication electronics products indirectly through electronic components distributors and third-party electronic manufacturing service providers. Revenues derived from customers located in the Americas, Europe, Japan and the Asia-Pacific region were 21%, 12%, 8% and 59%, respectively, of our net revenues for fiscal 2002. We believe a substantial portion of the products we sell to OEMs and third-party manufacturing service providers in the Asia-Pacific region are ultimately shipped to end markets in the Americas and Europe.

Spin-off and Merger of Wireless Communications Business

On June 25, 2002, we completed the distribution to Conexant shareholders of outstanding shares of our wholly-owned subsidiary Washington Sub, Inc. (Washington), to which we contributed our wireless communications business, other than certain assets and liabilities which we retained, pursuant to the Contribution and Distribution Agreement dated as of December 16, 2001, as amended, by and between us and Washington (the Spin-off Transaction). Immediately thereafter, pursuant to the Agreement and Plan of Reorganization dated as of December 16, 2001, as amended as of April 12, 2002, by and among us, Washington and Alpha Industries, Inc. (Alpha), Washington merged with and into Alpha, with Alpha the surviving corporation (the Merger). As a result of the Spin-off Transaction and the Merger, Conexant shareholders received 0.351 of a share of Alpha common stock for each Conexant share held and continued to hold their Conexant shares. Upon completion of the Merger, Alpha and its subsidiaries purchased our semiconductor assembly, module manufacturing and test facility located in Mexicali, Mexico and our package design team that supports the Mexicali facility for $150 million. Effective June 26, 2002, Alpha changed its name to Skyworks Solutions, Inc. (Skyworks).

Newport Foundry Joint Venture

In March 2002, we and The Carlyle Group formed a new specialty foundry company named Jazz Semiconductor, Inc. (Jazz). We contributed our Newport Beach, California wafer fabrication operations and related assets and liabilities and certain intellectual property to Jazz in exchange for $19.3 million in cash and a 45% equity interest in Jazz, having an estimated fair value of $42.5 million. We also entered into a long-term supply arrangement with Jazz under which it provides capacity to meet a portion of our requirements for complementary metal-oxide semiconductor (CMOS) and specialty-process wafer fabrication services and we agreed to purchase certain minimum annual volumes of wafers during the first three years of the supply agreement. We purchase a substantial portion of our requirements for silicon-based semiconductor products from Jazz.

Separation of Mindspeed Technologies Business from Conexant

In September 2000, our Board of Directors approved in principle the separation of our Broadband Communications and Mindspeed Technologies businesses. Although business conditions have delayed the separation, we remain committed to completing the separation as soon as business and market conditions permit. The separation may be subject to the approval of our shareholders, the receipt of a ruling from the Internal Revenue Service that any related spin-off will qualify as a tax-free distribution and other conditions. We cannot assure you that we will successfully complete the separation.

RISK FACTORS

Except for the historical information contained in this prospectus or incorporated by reference, this prospectus and the information incorporated in this prospectus by reference contain forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those discussed here or incorporated by reference. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in the following section, as well as those discussed elsewhere in this prospectus and in any other documents incorporated by reference.

Except where otherwise noted, the financial information in this registration statement represents our continuing operations, excluding our discontinued wireless communications business and Mexicali assembly and test operations.

We have recently incurred substantial operating losses and we anticipate additional future losses.

Our net revenues for fiscal 2002 were $602 million compared to $847 million for fiscal 2001 and $1.8 billion for fiscal 2000 due to sharply reduced end-customer demand in many of the communications electronics end-markets which our products address. We incurred losses from continuing operations of $812 million in fiscal 2002 and $1.2 billion in fiscal 2001. Including our discontinued operations, we incurred a net loss of $881 million in fiscal 2002 and a net loss of $1.4 billion for fiscal 2001.

During fiscal 2001 and fiscal 2002, we implemented a number of expense reduction and restructuring initiatives to more closely align our cost structure with the current business environment. The cost reduction initiatives include a worldwide workforce reduction, temporary shutdowns of our manufacturing facilities, significant reductions in capital spending, the consolidation of certain facilities and salary reductions for our senior management team until we return to profitability. However, these expense reduction initiatives alone will not return us to profitability. We expect that reduced end-customer demand, changes in our revenue mix and other factors will continue to adversely affect our operating results in the near term. In order to return to profitability, we must achieve substantial revenue growth and we continue to face an environment of uncertain demand in many of the markets our products address. While we expect our Broadband Communications segment will return to operating profitability in fiscal 2003, on a consolidated basis we anticipate incurring additional losses from our continuing operations. We cannot assure you as to whether or when we will return to profitability or whether we will be able to sustain such profitability, if achieved.

We operate in the highly cyclical semiconductor industry, which is subject to significant downturns.

The semiconductor industry is highly cyclical and is characterized by constant and rapid technological change, rapid product obsolescence and price erosion, evolving technical standards, short product life cycles and wide fluctuations in product supply and demand. From time to time these and other factors, together with changes in general economic conditions, cause significant upturns and downturns in the industry, and in our business in particular. Periods of industry downturns have been characterized by diminished product demand, production overcapacity, high inventory levels and accelerated erosion of average selling prices. These factors cause substantial fluctuations in our revenues and our results of operations. We have experienced these cyclical fluctuations in our business in the past and may experience cyclical fluctuations in the future.

During the late 1990’s and extending into 2000, the semiconductor industry in general, and communications applications in particular, enjoyed unprecedented growth, benefiting from the rapid expansion of the Internet and other communication services worldwide. During fiscal 2001 and 2002, we—like many of our customers and competitors—were adversely impacted by a global economic slowdown and an abrupt decline in demand for many of the end-user products that incorporate our communications semiconductor products and system solutions. The impact of weakened end-customer demand was compounded by higher-than-normal levels of equipment and component inventories held by many of our OEM, subcontractor and distributor customers in fiscal 2001. As a result of this sharply reduced demand across our product portfolio, we recorded $188.8 million of inventory write-downs in fiscal 2001. We expect that reduced levels of end-customer demand, changes in our revenue mix and other factors will continue to adversely affect our operating results in the near term.

In addition, this environment of weak end-customer demand has, in some cases, led to delays in payments for our products. During fiscal 2001, we recorded $23.1 million of provisions for uncollectible accounts receivable from slow-paying customers. In the event that our customers delay payments to us, or are unable to pay amounts owed to us, we may incur additional losses on our accounts receivable.

Demand for our products in each of the communications electronics end-markets which we address is subject to a unique set of factors, and a downturn in demand affecting one market may be more pronounced, or last longer, than a downturn affecting another of our markets. In particular, demand for the products sold by our Mindspeed Technologies business, which are incorporated into telecommunications and data communications infrastructure equipment, is recovering more slowly than demand for products offered by our Broadband Communications business, which are ultimately sold to individual consumers in products such as PCs, cable and satellite set-top boxes and other small office and home networking products.

We are subject to intense competition.

The communications semiconductor industry in general and the markets in which we compete in particular are intensely competitive. We compete worldwide with a number of United States and international semiconductor manufacturers that are both larger and smaller than us in terms of resources and market share. We currently face significant competition in our markets and expect that intense price and product competition will continue. This competition has resulted and is expected to continue to result in declining average selling prices for our products. We also anticipate that additional competitors will enter our markets as a result of expected growth opportunities in communications electronics, the trend toward global expansion by foreign and domestic competitors, technological and public policy changes and relatively low barriers to entry in certain markets of the industry. Moreover, as with many companies in the semiconductor industry, customers for certain of our products offer other products that compete with similar products offered by us.

We believe that the principal competitive factors for semiconductor suppliers in our addressed markets are:

•	time-to-market;

•	product quality, reliability and performance;

•	level of integration;

•	price and total system cost;

•	compliance with industry standards;

•	design and engineering capabilities;

•	strategic relationships with customers;

•	customer support; and

•	new product innovation.

The specific bases on which we compete vary by market. We cannot assure you that we will be able to successfully address these factors.

Many of our current and potential competitors have certain advantages over us, including:

•	longer presence in key markets;

•	greater name recognition;

•	access to larger customer bases; and

•	significantly greater financial, sales and marketing, manufacturing, distribution, technical and other resources.

As a result, these competitors may be able to adapt more quickly to new or emerging technologies and changes in customer requirements or may be able to devote greater resources to the development, promotion and sale of their products than we can.

Current and potential competitors also have established or may establish financial or strategic relationships among themselves or with our existing or potential customers, resellers or other third parties. These relationships may affect customers’ purchasing decisions. Accordingly, it is possible that new competitors or alliances among competitors could emerge and rapidly acquire significant market share. We cannot assure you that we will be able to compete successfully against current and potential competitors.

A number of our competitors have combined with each other and consolidated their businesses, including the consolidation of competitors with our customers. This is attributable to a number of factors, including the historically high-growth nature of the communications electronics industry and the time-to-market pressures on suppliers to decrease the time required for product conception, research and development, sampling and production launch before a product reaches the market. This consolidation trend is expected to continue, since investments, alliances and acquisitions may enable semiconductor suppliers, including us and our competitors, to augment technical capabilities or to achieve faster time-to-market for their products than would be possible solely through internal development.

Consolidation by industry participants has created entities with increased market share, customer base, technology and marketing expertise in markets in which we compete. These developments may significantly and adversely affect our current markets, the markets we are seeking to serve and our ability to compete successfully in those markets.

Our success is dependent upon our ability to timely develop new products and reduce costs.

Our operating results will depend largely on our ability to continue to introduce new and enhanced semiconductor products on a timely basis. Successful product development and introduction depends on numerous factors, including, among others:

•	our ability to anticipate customer and market requirements and changes in technology and industry standards;

•	our ability to accurately define new products;

•	our ability to timely complete development of new products and bring our products to market on a timely basis;

•	our ability to differentiate our products from offerings of our competitors; and

•	overall market acceptance of our products.

We cannot assure you that we will have sufficient resources to make the substantial investment in research and development in order to develop and bring to market new and enhanced products. Furthermore, we are required to continually evaluate expenditures for planned product development and to choose among alternative technologies based on our expectations of future market growth. We cannot assure you that we will be able to develop and introduce new or enhanced products in a timely and cost-effective manner, that our products will satisfy customer requirements or achieve market acceptance, or that we will be able to anticipate new industry standards and technological changes. We also cannot assure you that we will be able to respond successfully to new product announcements and introductions by competitors.

In addition, prices of established products may decline, sometimes significantly and rapidly, over time. We believe that in order to remain competitive we must continue to reduce the cost of producing and delivering existing products at the same time that we develop and introduce new or enhanced products. We cannot assure you that we will be able to continue to reduce the cost of our products to remain competitive.

We may not be able to keep abreast of the rapid technological changes in our markets.

The demand for our products can change quickly and in ways we may not anticipate because our markets generally exhibit the following characteristics:

•	rapid technological developments;

•	rapid changes in customer requirements;

•	frequent new product introductions and enhancements;

•	short product life cycles with declining prices over the life cycle of the product; and

•	evolving industry standards.

Our products could become obsolete sooner than anticipated because of a faster than anticipated change in one or more of the technologies related to our products or in market demand for products based on a particular technology, particularly due to the introduction of new technology that represents a substantial advance over current technology. Currently accepted industry standards are also subject to change, which may contribute to the obsolescence of our products.

We may not be able to attract and retain qualified personnel necessary for the design, development and sale of our products. Our success could be negatively affected if key personnel leave.

Our future success depends on our ability to continue to attract, retain and motivate qualified personnel, including executive officers and other key management and technical personnel. As the source of our technological and product innovations, our key technical personnel represent a significant asset. The competition for such personnel is intense in the semiconductor industry. We cannot assure you that we will be able to continue to attract and retain qualified management and other personnel necessary for the design, development and sale of our products.

We may have particular difficulty attracting and retaining key personnel during periods of poor operating performance, given, among other things, the significant use of equity-based compensation by our competitors and us. The loss of the services of one or more of our key employees, including Dwight W. Decker, our Chairman and Chief Executive Officer, or certain key design and technical personnel, or our inability to attract, retain and motivate qualified personnel could have a material adverse effect on our ability to operate our business.

If OEMs of communications electronics products do not design our products into their equipment, we will be unable to sell those products. Moreover, a design win from a customer does not guarantee future sales to that customer.

Our products are not sold directly to the end-user but are components of other products. As a result, we rely on OEMs of communications electronics products to select our products from among alternative offerings to be designed into their equipment. Without these “design wins” from OEMs, we would be unable to sell our products. Once an OEM designs another supplier’s semiconductors into one of its product platforms, it will be more difficult for us to achieve future design wins with that OEM’s product platform because changing suppliers involves significant cost, time, effort and risk. Achieving a design win with a customer does not ensure that we will receive significant revenues from that customer. Even after a design win, the customer is not obligated to purchase our products and can choose at any time to stop using our products if, for example, its own products are not commercially successful. We may be unable to achieve design wins or to convert design wins into actual sales.

Because of the lengthy sales cycles of many of our products, we may incur significant expenses before we generate any revenues related to those products.

Our customers may need six months or longer to test and evaluate our products and an additional six months or more to begin volume production of equipment that incorporates our products. The lengthy period of time required also increases the possibility that a customer may decide to cancel or change product plans, which could reduce or eliminate sales to that customer. As a result of this lengthy sales cycle, we may incur significant research and development, and selling, general and administrative expenses before we generate the related revenues for these products, and we may never generate the anticipated revenues if our customer cancels or changes its product plans.

Uncertainties involving the ordering and shipment of our products could adversely affect our business.

Our sales are typically made pursuant to individual purchase orders and we generally do not have long-term supply arrangements with our customers. Generally, our customers may cancel orders until 30 days prior to shipment. In addition, we sell a portion of our products through distributors, some of whom have rights to return unsold products to us. Sales to distributors accounted for approximately 41% of our net revenues for fiscal 2002. We routinely purchase inventory based on estimates of end-market demand for our customers’ products, which is difficult to predict. This difficulty may be compounded when we sell to OEMs indirectly through distributors or contract manufacturers, or both, as our forecasts of demand are then based on estimates provided by multiple parties. In addition, our customers may change their inventory practices on short notice for any reason. The cancellation or deferral of product orders, the return of previously sold products or overproduction due to the failure of anticipated orders to materialize could result in our holding excess or obsolete inventory, which could result in write-downs of inventory.

During fiscal 2001, the communications electronics markets which we address were characterized by dramatic decreases in end-user demand and high levels of channel inventories that reduced visibility into future demand for our products. As a result of this sharply reduced demand across our product portfolio, we recorded $188.8 million of inventory write-downs in fiscal 2001.

We are dependent upon third parties for the manufacture, assembly and test of our products.

In March 2002 we contributed our Newport Beach wafer fabrication operations to Jazz, a joint venture in which we hold a minority ownership. In June 2002 we contributed our Newbury Park gallium arsenide wafer fabrication facility to Washington as part of the Spin-off Transaction and the Merger. As a result, we are entirely dependent upon outside wafer fabrication facilities (known as foundries), including Jazz and Skyworks, for wafer fabrication services. Under our fabless business model, our long-term revenue growth is dependent on our ability to obtain sufficient external manufacturing capacity, including wafer production capacity. During times when the semiconductor industry is experiencing a shortage of wafer fabrication capacity, we may experience delays in shipments or increased manufacturing costs.

There are significant risks associated with our reliance on third-party foundries, including:

•	the lack of ensured wafer supply, potential wafer shortages and higher wafer prices;

•	limited control over delivery schedules, manufacturing yields, production costs and product quality; and

•	the unavailability of, or delays in obtaining, access to key process technologies.

We have entered into long-term supply arrangements with major foundry partners, including Jazz, to obtain external wafer manufacturing capacity. However, these and other third-party foundries we use may allocate their limited capacity to fulfill their internal production requirements or the production requirements of other customers that are larger and better financed than we. If we choose to use a new foundry, it typically takes several months to complete the qualification process before we can begin shipping products from the new foundry.

Upon completion of the Spin-off Transaction and the Merger, Skyworks purchased our Mexicali, Mexico assembly and test facility. As a result, we are dependent upon third parties, including Skyworks, for the assembly and test of all of our products. Our reliance on others to assemble and test our products subjects us to many of the same risks as are described above with respect to our reliance on outside wafer fabrication facilities.

The foundries and other suppliers on whom we rely may experience financial difficulties or suffer disruptions in their operations due to causes beyond our control, including labor strikes, work stoppages, electrical power outages, fire, earthquake, flooding or other natural disasters. Certain of our suppliers’ manufacturing facilities are located near major earthquake fault lines in California, Mexico and the Asia-Pacific region. In the event of a disruption of the operations of one or more of our suppliers, we may not have a second manufacturing source immediately available. Such an event could cause significant delays in shipments until we could shift the products from an affected facility or supplier to another facility or supplier. Certain manufacturing processes we rely on, including the silicon germanium and gallium arsenide semiconductor manufacturing processes, are highly specialized and are available from a limited number of suppliers. Alternate sources of manufacturing capacity, particularly wafer production capacity, may not be available to us on a timely basis. Even if alternate wafer production capacity is available, we may not be able to obtain it on favorable terms, or at all. Difficulties or delays in securing an adequate supply of our products on favorable terms, or at all, could impair our ability to meet our customers’ requirements and have a material adverse effect on our operating results.

In addition, the highly complex and technologically demanding nature of semiconductor manufacturing has caused foundries to experience from time to time lower than anticipated manufacturing yields, particularly in connection with the introduction of new products and the installation and start-up of new process technologies. Lower than anticipated manufacturing yields may affect our ability to fulfill our customers’ demands for our products on a timely basis. Moreover, lower than anticipated manufacturing yields may adversely affect our cost of goods sold and our results of operations.

Our success depends, in part, on our ability to effect suitable investments, alliances and acquisitions; we may have difficulty integrating companies we acquire.

Although we invest significant resources in research and development activities, the complexity and rapidity of technological changes make it impractical for us to pursue development of all technological solutions on our own. On an ongoing basis, we review investment, alliance and acquisition prospects that would complement our existing product offerings, augment our market coverage or enhance our technological capabilities. However, we cannot assure you that we will be able to identify and consummate suitable investment, alliance or acquisition transactions in the future.

Moreover, if we consummate such transactions, they could result in:

•	issuances of equity securities dilutive to our existing shareholders;

•	large one-time write-offs;

•	the incurrence of substantial debt and assumption of unknown liabilities;

•	the potential loss of key employees from the acquired company;

•	amortization expenses related to intangible assets; and

•	the diversion of management’s attention from other business concerns.

Additionally, in periods subsequent to an acquisition, we must evaluate goodwill and acquisition-related intangible assets for impairment. When such assets are found to be impaired, they will be written down to estimated fair value, with a charge against earnings.

Integrating acquired organizations and their products and services may be expensive, time-consuming and a strain on our resources and our relationships with employees and customers, and ultimately may not be successful.

We face a risk that capital needed for our business will not be available when we need it.

We believe that our existing sources of liquidity together with cash expected to be generated from product sales will be sufficient to fund our operations, research and development, capital expenditure, working capital and other financing requirements for at least the next twelve months. However, we cannot assure you that this will be the case and we may need to obtain alternate sources of financing in the future. We cannot assure you that we will have access to additional sources of capital on favorable terms or at all.

In addition, any strategic investments and acquisitions that we may make to help us grow our business may require additional capital resources. We cannot assure you that the capital required to fund these investments and acquisitions will be available in the future.

We are subject to the risks of doing business internationally.

For fiscal 2002, approximately 83% of our net revenues were from customers located outside the United States, primarily in the Asia-Pacific and European countries. In addition, we have suppliers located outside the United States, including the Skyworks assembly and test facility in Mexicali, Mexico and third-party foundries located in the Asia-Pacific region. Our international sales and operations are subject to a number of risks inherent in selling and operating abroad. These include, but are not limited to, risks regarding:

•	currency exchange rate fluctuations;

•	local economic and political conditions;

•	disruptions of capital and trading markets;

•	restrictive governmental actions (such as restrictions on transfer of funds and trade protection measures, including export duties and quotas and customs duties and tariffs);

•	changes in legal or regulatory requirements;

•	limitations on the repatriation of funds;

•	difficulty in obtaining distribution and support;

•	the laws and policies of the United States and other countries affecting trade, foreign investment and loans, and import or export licensing requirements;

•	tax laws; and

•	limitations on our ability under local laws to protect our intellectual property.

Because most of our international sales, other than sales to Japan (which are denominated principally in Japanese yen), are currently denominated in U.S. dollars, our products could become less competitive in international markets if the value of the U.S. dollar increases relative to foreign currencies. Moreover, we may be competitively disadvantaged relative to our competitors located outside the United States who may benefit from a devaluation of their local currency. We cannot assure you that the factors described above will not have a material adverse effect on our ability to increase or maintain our foreign sales.

Our past operating performance has been impacted by adverse economic conditions in the Asia-Pacific region, which have increased the uncertainty with respect to the long-term viability of certain of our customers and suppliers in the region. Sales to customers in Japan and other countries in the Asia-Pacific region, principally Taiwan and Hong Kong, represented approximately 67% of our net revenues in fiscal 2002.

We enter into foreign currency forward exchange contracts to minimize risk of loss from currency exchange rate fluctuations for foreign currency commitments entered into in the ordinary course of business. We have not entered into foreign currency forward exchange contracts for other purposes our financial condition and results of operations could be affected (adversely or favorably) by currency fluctuations.

Our operating results may be negatively affected by substantial quarterly and annual fluctuations and market downturns.

Our revenues, earnings and other operating results have fluctuated in the past and may fluctuate in the future. These fluctuations are due to a number of factors, many of which are beyond our control. These factors include, among others:

• changes in end-user demand for the products manufactured and sold by our customers;

• the effects of competitive pricing pressures, including decreases in average selling prices of our products;

• fluctuations in manufacturing yields;

• availability and cost of products from our suppliers;

• the gain or loss of significant customers;

• our ability to develop, introduce and market new products and technologies on a timely basis;

• new product and technology introductions by competitors;

• changes in the mix of products we develop and sell;

• market acceptance of our products and our customers’ products;

• intellectual property disputes;

• seasonal customer demand;

• the timing of receipt, reduction or cancellation of significant orders by customers; and

• the timing and extent of product development costs.

The foregoing factors are difficult to forecast, and these, as well as other factors, could materially adversely affect our quarterly or annual operating results. If our operating results fail to meet the expectations of analysts or investors, it could materially and adversely affect the price of our common stock and other securities.

The value of our common stock may be adversely affected by market volatility.

The trading price of our common stock fluctuates significantly. Since our common stock began trading publicly and through the date of the Spin-off Transaction and the Merger (June 25, 2002), the reported closing price of our common stock on the Nasdaq National Market was as high as $124.42 and as low as $3.16 per share. Subsequent to the Spin-off Transaction and the Merger, the reported closing price of our common stock has been as high as $2.59 and as low as $0.53 per share. This price may be influenced by many factors, including:

•	our operating and financial performance and prospects;

•	the depth and liquidity of the market for our common stock;

•	investor perception of us and the industry in which we operate;

•	our inclusion in or removal from, any equity market indices;

•	the level of research coverage of our common stock;

•	changes in earnings estimates or buy/sell recommendations by analysts;

•	general financial and other market conditions; and

•	domestic and international economic conditions.

In addition, public stock markets have experienced, and are currently experiencing, extreme price and trading volume volatility, particularly in the technology sectors of the market. This volatility has significantly affected the market prices of securities of many technology companies for reasons frequently unrelated to or disproportionately impacted by the operating performance of these companies. These broad market fluctuations may adversely affect the market price of our common stock.

We may be subject to claims of infringement of third-party intellectual property rights or demands that we license third-party technology, which could result in significant expense and loss of our intellectual property rights.

The semiconductor industry is characterized by vigorous protection and pursuit of intellectual property rights. From time to time, third parties have asserted and may in the future assert patent, copyright, trademark and other intellectual property rights to technologies that are important to our business and have demanded and may in the future demand that we license their patents and technology. Any litigation to determine the validity of claims that our products infringe or may infringe these rights, including claims arising through our contractual indemnification of our customers, regardless of their merit or resolution, could be costly and divert the efforts and attention of our management and technical personnel. We cannot assure you that we would prevail in litigation given the complex technical issues and inherent uncertainties in intellectual property litigation. If litigation results in an adverse ruling we could be required to:

•	pay substantial damages;

•	cease the manufacture, use or sale of infringing products;

•	discontinue the use of infringing technology;

•	expend significant resources to develop non-infringing technology; or

•	license technology from the third party claiming infringement, which license may not be available on commercially reasonable terms, or at all.

If we are not successful in protecting our intellectual property rights, it may harm our ability to compete.

We rely primarily on patent, copyright, trademark and trade secret laws, as well as nondisclosure and confidentiality agreements and other methods, to protect our proprietary technologies and processes. In addition, we often incorporate the intellectual property of our customers into our designs, and we have obligations with respect to the non-use and non-disclosure of their intellectual property. In the past, we have found it necessary to engage in litigation to enforce our intellectual property rights, to protect our trade secrets or to determine the validity and scope of proprietary rights of others, including our customers. We expect future litigation on similar grounds, which may require us to expend significant resources and to divert the efforts and attention of our management from our business operations. We cannot assure you that:

•	the steps we take to prevent misappropriation or infringement of our intellectual property or the intellectual property of our customers will be successful;

•	any existing or future patents will not be challenged, invalidated or circumvented; or

•	any of the measures described above would provide meaningful protection.

Despite these precautions, it may be possible for a third party to copy or otherwise obtain and use our technology without authorization, develop similar technology independently or design around our patents. If any of our patents fails to protect our technology it would make it easier for our competitors to offer similar products. In addition, effective patent, copyright, trademark and trade secret protection may be unavailable or limited in certain countries.

We may be liable for penalties under environmental laws, rules and regulations, which could adversely impact our business.

Our former manufacturing operations used a variety of chemicals and were subject to a wide range of environmental protection regulations in the United States and Mexico. In connection with our spin-off from Rockwell, we assumed all liabilities in respect of environmental matters related to the former operations of our business. We have been designated as a potentially responsible party and are engaged in groundwater remediation at one Superfund site located at a former silicon wafer manufacturing facility and steel fabrication plant in Parker Ford, Pennsylvania formerly occupied by us. In addition, we are engaged in remediations of groundwater contamination at our former Newport Beach, California wafer fabrication facility. We currently estimate the remaining costs for these remediations to be approximately $2.5 million and have accrued for these costs as of September 30, 2002.

In the United States, environmental regulations often require parties to fund remedial action regardless of fault. Consequently, it is often difficult to estimate the future impact of environmental matters, including potential liabilities. While we have not experienced any material adverse effect on our operations as a result of such regulations, we cannot assure you that the costs that might be required to complete remedial actions, if any, will not have a material adverse effect on our business, financial condition and results of operations.

Our management team is subject to a variety of demands for its attention.

Our management currently faces a variety of challenges, including the implementation of our expense reduction and restructuring initiatives. While we believe that we have sufficient management resources to execute each of these initiatives, we cannot assure you that we will have these resources or that our initiatives will be successfully implemented.

Certain provisions in our organizational documents and rights agreement and Delaware law may make it difficult for someone to acquire control of us.

We have established certain anti-takeover measures that may affect our common stock and convertible notes. Our restated certificate of incorporation, our by-laws, our rights agreement with Mellon Investor Services LLC, as rights agent, dated as of November 30, 1998, as amended, and the Delaware General Corporation Law contain several provisions that would make more difficult an acquisition of control of us in a transaction not approved by our board of directors. Our restated certificate of incorporation and by-laws include provisions such as:

•	the division of our board of directors into three classes to be elected on a staggered basis, one class each year;

•	the ability of our board of directors to issue shares of our preferred stock in one or more series without further authorization of our shareowners;

•	a prohibition on shareowner action by written consent;

•	a requirement that shareowners provide advance notice of any shareowner nominations of directors or any proposal of new business to be considered at any meeting of shareowners;

•	a requirement that a supermajority vote be obtained to remove a director for cause or to amend or repeal certain provisions of our restated certificate of incorporation or by-laws;

•	elimination of the right of shareowners to call a special meeting of shareowners; and

•	a fair price provision.

We also have a rights agreement which gives our shareowners certain rights that would substantially increase the cost of acquiring us in a transaction not approved by our board of directors.

In addition to the rights agreement and the provisions in our restated certificate of incorporation and by-laws, Section 203 of the Delaware General Corporation Law generally provides that a corporation shall not engage in any business combination with any interested shareowner during the three-year period following the time that such shareowner becomes an interested shareowner, unless a majority of the directors then in office approves either the business combination or the transaction that results in the shareowner becoming an interested shareowner or specified shareowner approval requirements are met.

USE OF PROCEEDS

iCompression will receive all of the proceeds from the sale of any shares of common stock by it pursuant to this prospectus. We will not receive any proceeds from these sales.

SELLING STOCKHOLDER

We are registering for resale certain shares of our common stock issued to iCompression on June 24, 2002, in connection with the purchase by us of certain assets from iCompression. In connection with the acquisition of these assets from iCompression, we paid certain cash consideration and issued 1,250,000 shares of our common stock to iCompression. The following table sets forth:

•	the name of iCompression, as the selling stockholder;

•	the number and percent of shares of our common stock that iCompression beneficially owned prior to the offering for resale of any of the shares of our common stock being registered by the registration statement of which this prospectus is a part;

•	the number of shares of our common stock that may be offered for resale for the account of iCompression pursuant to this prospectus; and

•	the number and percent of shares of our common stock to be held by iCompression after the offering of the resale shares (assuming all of the resale shares are sold by iCompression).

This information assumes the sale of all of the resale shares by iCompression. The references to iCompression include iCompression and its transferees, pledgees, donees or other successors. The applicable percentages of ownership are based on an aggregate of 266,142,526 shares of our common stock issued and outstanding as of January 10, 2003.

	SHARES BENEFICIALLY OWNED			SHARES BENEFICIALLY OWNED
	PRIOR TO OFFERING		NUMBER OF	AFTER OFFERING
SHARES BEING
SELLING STOCKHOLDER	NUMBER	PERCENT	OFFERED	NUMBER	PERCENT

iCompression, Inc.	1,250,000	*	1,250,000	0	*
100 Schulz Drive Red Bank, NJ 07701

*	Less than 1%.

PLAN OF DISTRIBUTION

Conexant is registering the shares of common stock covered by this prospectus for iCompression. As used in this prospectus, “iCompression”, include the transferees or assignees who later receive iCompression’s interests and who are any entity controlled by, controlling or under common control with iCompression.

iCompression may sell the resale shares from time to time in one or more transactions at:

•	fixed prices;

•	market prices at the time of sale;

•	varying prices determined at the time of sale; or

•	negotiated prices.

iCompression will act independently of us in making decisions regarding the timing, manner and size of each sale. iCompression may effect these transactions by selling the resale shares to or through broker-dealers. Broker-dealers engaged by iCompression may arrange for other broker-dealers to participate in the resales. The resale shares may be sold in one or more of the following transactions:

•	a block trade in which a broker-dealer attempts to sell the shares as agent but may resell a portion of the block as principal to facilitate the transaction;

•	a purchase by a broker-dealer as principal and resale by the broker-dealer for its account under this prospectus;

•	an exchange distribution in accordance with the rules of the exchange;

•	ordinary brokerage transactions and transactions in which a broker solicits purchasers;

•	privately negotiated transactions; and

•	a combination of any of the above transactions.

We may amend or supplement this prospectus from time to time to describe a specific plan of distribution. If the plan of distribution involves an arrangement with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution, or a purchase by a broker-dealer, the supplement will disclose:

•	the name of the selling security holder and the participating broker-dealer;

•	the number of shares involved;

•	the price at which the shares were sold;

•	the commissions paid or discounts or concessions allowed to the broker-dealer;

•	that the broker-dealer did not conduct any investigation to verify the information contained or incorporated by reference in this prospectus; and

•	other facts material to the transaction.

iCompression may enter into hedging transactions with broker-dealers in connection with distributions of the resale shares. In these transactions, broker-dealers may engage in short sales of the shares to offset the positions they assume with iCompression. iCompression also may sell shares short and redeliver the shares to close out their short positions. iCompression may enter into option or other transactions with broker-dealers which require the delivery to the broker-dealer of the resale shares. The broker-dealer may then resell or otherwise transfer the shares under this prospectus. iCompression also may loan or pledge the resale shares to a broker-dealer. The broker-dealer may sell the loaned or pledged shares under this prospectus.

Broker-dealers or agents may receive compensation from iCompression in the form of commissions, discounts or concessions. Broker-dealers or agents may also receive compensation from the purchasers of the resale shares for whom they act as agents or to whom they sell as principals, or both. A broker-dealer’s compensation will be negotiated in connection with the sale and may exceed the broker-dealer’s customary commissions. Broker-dealers, agents or iCompression may be deemed to be “underwriters” within the meaning of the Securities Act in connection with sales of the resale shares. Any commission, discount or concession received by these broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting discounts or commissions under the Securities Act.

Because iCompression may be deemed to be an “underwriter” within the meaning of the Securities Act, it may be subject to the prospectus delivery requirements of the Securities Act. In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than under this prospectus. We are not aware of any underwriter or coordinating broker acting in connection with the proposed sale of the resale shares by iCompression.

We agreed to keep the registration statement of which this prospectus is a part effective until the earlier of (i) twenty-four months from the effective date of the registration statement of which this prospectus is a part, or (ii) when all of the shares have been sold pursuant to the prospectus. The resale shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states the resale shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the resale shares may not simultaneously engage in market making activities with respect to our common stock for a period of two business days prior to the commencement of the distribution. In addition, iCompression will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of shares of our common stock by iCompression or any other person. We will make copies of this prospectus available to iCompression and have informed it of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale.

We will pay all costs, expenses and fees associated with the registration of the resale shares. iCompression will pay all commissions and discounts, if any, associated with the sale of the resale shares. iCompression may agree to indemnify any broker-dealer or agent that participates in sales of the resale shares against specified liabilities, including liabilities arising under the Securities Act. Conexant has agreed to indemnify certain persons against specified liabilities in connection with the offering of the resale of shares, including liabilities arising under the Securities Act. iCompression has agreed to indemnify Conexant, each of its directors and officers and each person, if any, who controls Conexant within the meaning of the Securities Act or the Exchange Act, against specified liabilities in connection with the offering of the resale shares insofar as such liabilities arise out of or are based on an untrue statement or omission made in reliance upon and in conformity with information relating to iCompression furnished in writing to Conexant by or on behalf of iCompression specifically for use in connection with the preparation of this registration statement, prospectus, amendment or supplement, and such indemnification obligation is limited to an amount equal to the proceeds to iCompression sold in connection of such registration.

LEGAL MATTERS

The validity of the issuance of the common stock subject to this prospectus will be passed upon for us by Jasmina Theodore Boulanger, Esq., our Associate General Counsel and Assistant Secretary.

EXPERTS

The consolidated financial statements and the related financial statement schedule incorporated in this prospectus by reference from the Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2002 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report (which report expresses an unqualified opinion and includes an explanatory paragraph referring to a restatement to report the June 25, 2002 spin-off of the wireless communications business and sale of the Mexicali operations as discontinued operations), which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other expenses of issuance and distribution.

The expenses in connection with the issuance and distribution of the securities being registered are set forth in the following table (all amounts except the registration fee are estimated):

Amount to
Be Paid

SEC registration statement filing fee	$180.55
Legal fees and expenses	$10,000.00
Accounting fees and expenses	$1,500.00
Total	$11,680.55

Item 15. Liability and Indemnification of Directors and Officers.

The Delaware General Corporation Law permits Delaware corporations to eliminate or limit the monetary liability of directors for breach of their fiduciary duty of care, subject to certain limitations. Our restated certificate of incorporation provides that our directors are not liable to us or our shareowners for monetary damages for breach of fiduciary duty as a director, except for liability (a) for any breach of the director’s duty of loyalty to us or our shareowners, (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) for willful or negligent violation of the laws governing the payment of dividends or the purchase or redemption of stock or (d) for any transaction from which a director derived an improper personal benefit. The Delaware General Corporation Law permits indemnification of directors, officers, employees and agents subject to certain limitations. Our by-laws and the appendix thereto provide for the indemnification of our directors, officers, employees and agents to the extent permitted by Delaware law. Our directors and officers are insured against certain liabilities for actions taken in such capacities, including liabilities under the Securities Act.

Item 16. Exhibits.

Exhibit No.	Description

4.1	Restated Certificate of Incorporation of the Registrant.(1)

4.2	Amended By-Laws of the Registrant.(2)

4.3	Specimen Certificate for the Registrant’s Common Stock.(3)

4.4	Rights Agreement, dated as of November 30, 1998, by and between the Registrant and ChaseMellon Shareholder Services, L.L.C., as rights agent.(2)

4.5	First Amendment to Rights Agreement, dated as of December 9, 1999, by and between the Registrant and ChaseMellon Shareholder Services, L.L.C., as rights agent.(4)

5.1*	Opinion of Jasmina Theodore Boulanger, Associate General Counsel and Assistant Secretary of Conexant.

23.1	Consent of Deloitte & Touche LLP, Independent Auditors.

23.2	Consent of Jasmina Theodore Boulanger. Reference is made to Exhibit 5.1.

24.1	Power of Attorney. Included in the signature page of the registration statement.

(1)	Filed as an exhibit to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2000, as amended through the date hereof, and incorporated herein by reference.

(2)	Filed as an exhibit to the Registrant’s Registration Statement on Form S-8 (Registration No. 333-68755), originally filed on December 11, 1998, as amended through the date hereof, and incorporated herein by reference.

(3)	Filed as an exhibit to the Registrant’s Registration Statement on Form 10 (File No. 000-24923), originally filed on September 28, 1998, as amended through the date hereof, and incorporated herein by reference.

(4)	Filed as an exhibit to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended December 31, 1999, as amended through the date hereof, and incorporated herein by reference.

*	Previously filed.

Item 17. Undertakings.

A.     Conexant hereby undertakes:

(1)  To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

(2)  That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

(3)  To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering; and

(4)  That, for purposes of determining any liability under the Securities Act, each filing of Conexant’s annual report pursuant to Section 13(a) or 15(d) of the Exchange Act that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

B.     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of Conexant pursuant to the provisions described above, or otherwise, Conexant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. If a claim for indemnification against such liabilities (other than the payment by Conexant of expenses incurred or paid by a director, officer or controlling person of Conexant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, Conexant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

     Pursuant to the requirements of the Securities Act, the registrant named below has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Newport Beach, State of California, on January 16, 2003.

CONEXANT SYSTEMS, INC.

By:	/s/ Dennis E. O’Reilly

Dennis E. O’Reilly, Esq.
Senior Vice President, General Counsel
and Secretary

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed below by the following persons on behalf of the Company and in the capacities and on the dates indicated.

DATE	SIGNATURE	TITLE

January 16, 2003	*	Chairman of the Board of Directors and Chief Executive Officer (Principal Executive Officer) and Director
Dwight W. Decker

January 16, 2003		Director

Donald R. Beall

January 16, 2003	*	Director

Richard M. Bressler

January 16, 2003		Director

Ralph J. Cicerone

January 16, 2003		Director

F. Craig Farrill

January 16, 2003	*	Director

Jerre L. Stead

January 16, 2003	*	Senior Vice President and Chief Financial Officer (Principal Financial Officer) and Director
Balakrishnan S. Iyer

January 16, 2003	*	Senior Vice President and Chief Accounting Officer (Principal Accounting Officer)
J. Scott Blouin

January 16, 2003	*	Director

Hossein Eslambolchi

•	Pursuant to Power of Attorney

By:	/s/ Dennis E. O’Reilly Dennis E. O’Reilly, Esq. Senior Vice President, General Counsel and Secretary

INDEX TO EXHIBITS

Exhibit No.	Description

4.1	Restated Certificate of Incorporation of the Registrant.(1)

4.2	Amended By-Laws of the Registrant.(2)

4.3	Specimen Certificate for the Registrant’s Common Stock.(3)

4.4	Rights Agreement, dated as of November 30, 1998, by and between the Registrant and ChaseMellon Shareholder Services, L.L.C., as rights agent.(2)

4.5	First Amendment to Rights Agreement, dated as of December 9, 1999, by and between the Registrant and ChaseMellon Shareholder Services, L.L.C., as rights agent.(4)

5.1*	Opinion of Jasmina Theodore Boulanger, Associate General Counsel and Assistant Secretary of Conexant.

23.1	Consent of Deloitte & Touche LLP, Independent Auditors.

23.2	Consent of Jasmina Theodore Boulanger. Reference is made to Exhibit 5.1.

24.1	Power of Attorney. Included in the signature page of the registration statement.

(1)	Filed as an exhibit to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2000, as amended through the date hereof, and incorporated herein by reference.

(2)	Filed as an exhibit to the Registrant’s Registration Statement on Form S-8 (Registration No. 333-68755), originally filed on December 11, 1998, as amended through the date hereof, and incorporated herein by reference.

(3)	Filed as an exhibit to the Registrant’s Registration Statement on Form 10 (File No. 000-24923), originally filed on September 28, 1998, as amended through the date hereof, and incorporated herein by reference.

(4)	Filed as an exhibit to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended December 31, 1999, as amended through the date hereof, and incorporated herein by reference.

*	Previously filed.